UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2009

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

Fibria is the only company from the Forestry and Paper
sector, and one of just seven Brazilian companies that have
been chosen for this year’s Dow Jones Sustainability Index
World

São Paulo, November 24, 2009 – Fibria has been included in the 2009/2010 Dow Jones Sustainability Index (DJSI World), a selection of the world’s companies with the best corporate sustainability practices.

In this latest edition of the DJSI World, Brazil is represented by seven companies, with Fibria being the single representative of the Forestry and Paper sector. The announcement was made by the SAM Group, an independent Swiss firm dedicated to sustainable investments.

The Dow Jones Global Sustainability Index was launched in 1999 and provides an annual assessment of the economic, social and environmental performance of 2,500 companies, spread across 57 economic sectors. The SAM Group chooses the top 10% of companies with the best practices to comprise the index, taking into consideration themes such as corporate governance, management of human capital,  and climate change, among others.

Fibria has an annual production capacity of approximately 6 million tons of pulp and paper. Its operations, based entirely on renewable forests, range from the production of pulp and paper to the distribution of products to the end consumer. With areas of planted forest in the states of Rio Grande do Sul, São Paulo, Minas Gerais, Espírito Santo, Mato Grosso do Sul and Bahia, Fibria has a forest  base totaling 1.3 million hectares, of which 461,000 hectares are set aside for permanent preservation.

Investor Relations Team - Fibria

Marcos Grodetzky – IR Director

André Luiz Gonçalves – IR Manager
Fernanda Naveiro Vaz – IR Consultant
Anna Laura L. Rondon – IR Specialist
Lívia L. Baptista – IR Analyst

E-mail: ir@fibria.com.br
Tel.: +55 11 3301 4131

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: November 27, 2009	By:	/s/ Marcos Grodetzky
	Name:	Marcos Grodetzky
	Title:	Treasury and Investor Relations Officer